UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MODERNA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
60770K107
(CUSIP Number of Class of Securities)
Stéphane Bancel
Chief Executive Officer
Moderna, Inc.
325 Binney Street
Cambridge, Massachusetts 02142
(617) 714-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits attached hereto, this “Amendment No. 1”), is filed by Moderna, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on November 13, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain non-executive officer employee optionholders to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock for replacement options to purchase shares of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated November 13, 2025 (the “Offer to Exchange”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.
This Amendment No. 1 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Eligible Options for Replacement Options, dated November 13, 2025
(a)(1)(B)*	Announcement Email from Moderna Equity Team, sent November 13, 2025
(a)(1)(C)*	Screenshots of Option Exchange Website
(a)(1)(D)*	Fidelity Informational Session Slides
(a)(1)(E)*	Terms of Election
(a)(1)(F)*	Pre-Exchange Statement Template
(a)(1)(G)*	Forms of Employee Reminder Communications
(a)(1)(H)	Tax-related Communications and FAQs, distributed November 18, 2025
(b)	Not applicable
(d)(1)*	2018 Stock Option and Incentive Plan (incorporated by reference to the Registration Statement on Form S-1 (File No. 333-228300) filed with the Securities and Exchange Commission on November 9, 2018)
(d)(2)*
Form of Employee Non-Qualified Stock Option Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 23, 2024)

(d)(3)*
2016 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder (incorporated by reference to the Registration Statement on Form S-1 (File No. 333-228300) filed with the Securities and Exchange Commission on November 9, 2018)

(d)(4)*	2018 Employee Stock Purchase Plan (incorporated by reference to the Quarterly Report on Form 10-Q (File No. 001-38753) filed with the Securities and Exchange Commission on November 7, 2024)
(d)(5)*
Form of Employee Restricted Stock Unit Award Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 23, 2024)

(d)(6)*
Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 25, 2022)

(d)(7)*
Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 25, 2022)

(d)(8)*
Form of Performance-Based Restricted Stock Unit Award Agreement under the 2018 Stock Option and Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q (File No. 001-38753) filed with the Securities and Exchange Commission on May 6, 2021)

(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MODERNA, INC.

Date: November 18, 2025	By:	/s/ James Mock
Chief Financial Officer